March 6, 2009

VIA EDGAR AND OVERNIGHT COURIER

Mark Webb,

    Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Boston Private Financial Holdings, Inc.
Form 10-K for December 31, 2007 and Related Filings
File Number 0-17089

Dear Mr. Webb:

This letter is submitted on behalf of Boston Private Financial Holdings, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to our Annual Report on Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”) as set forth in your letter dated March 4, 2009 to David J. Kaye (the “Comment Letter”).

For ease of reference, the relevant portion of the text of the Comment Letter with the Staff’s comments has been reproduced herein with management’s responses set forth below each numbered comment.

Form 10-K for the Fiscal Year Ended December 31, 2007:

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition

1.	We note your response to comment one of our letter dated February 6, 2009. In your response you indicate that in January 2008 the company determined that First Private management had failed to follow established procedures with respect to the appraisal practices resulting in an inadequate allowance for loan loss initially being established as of December 31, 2007. You describe the mitigating procedures performed and additions to the allowance for loan losses as of December 31, 2007. Please describe for us how the company evaluated whether First Private’s management followed established procedures during periods prior to the quarter ended December 31, 2007, and if not, your assessment of the potential impact on the bank’s and the company’s allowance for loans losses. Provide us with your analysis of the bank’s portfolio, non-performing loans, and the allowance for loan loss as of December 31, 2006.

Mark Webb, Legal Branch Chief	March 6, 2009

Response:

In periods prior to the quarter ended December 31, 2007, we believe that management at First Private followed established procedures, and thus believe that the Company’s allowance for loan loss was properly stated. First Private’s existing procedures mandated that during periods of a “deterioration of economic conditions in an overbuilt area,” management should review and reappraise performing credits as well as troubled loans. In the fourth quarter of 2007, there was a sharp 9% decline in existing home prices within the Southern California region, and First Private itself experienced a significant increase in loans 30-89 days past due. Thus, the failure to follow procedures during the quarter ended December 31, 2007 was driven by a lack of review and reappraisals despite deteriorating economic conditions evidenced during that quarter. This failure resulted in an initial allowance for loan loss that was inadequate and subsequently corrected before filing the 2007 Form 10-K.

Prior to September 30, 2007 there was little statistical evidence of significantly deteriorating economic conditions in First Private’s market area. According to the Case Shiller Index, average home prices in Southern California during the third quarter of 2007 were within 2% of the average prices witnessed in the fourth quarter of 2005. During the first three quarters of 2007, there were modest declines in this Index on a month-to-month basis, but nothing significant that should have triggered management to seek reappraisals on performing credits. In addition, there was no material change to either the past due or non-accrual loan levels during the first three quarters of 2007 at First Private. Since there were no triggering events prior to the fourth quarter of 2007, we believe that appraisal practices were in accordance with the stated policies and procedures and thus the bank’s allowance for loan loss was properly reflected in accordance with GAAP.

As of December 31, 2006, First Private had an overall loan portfolio of approximately $420 million. Of this, approximately $175 million was in land and construction loans, $15 million in residential and consumer loans, and the remaining $230 million in other commercial loans. Out of the total portfolio, there was only one loan at $6.4 million in non-accrual status, and less than $300,000 in loans 30 to 89 days past due. The allowance for loan loss at the end of that period was approximately $4.8 million, or 1.14% of total loans. During the year ended December 31, 2006, First Private had approximately $270,000 of charge-offs, representing just 6 basis points of total loans outstanding. Given the relatively stable economic environment for the bank’s primary market area, the historically low charge-off rates and non-accrual component of the portfolio, and the positive results from First Private’s most recent regulatory examinations, the Company was comfortable that management was following the established procedures for oversight of the loan portfolio and determination of the allowance for loan losses in the periods prior to the fourth quarter of 2007.

2.	We note your response to comment two of our letter dated February 6, 2009. In your response you indicate that prior to the December 2006 issuance of the interagency revised Policy Statement on the Allowance for Loan Loss (the “Policy Statement”) your banks generally listed

Mark Webb, Legal Branch Chief	March 6, 2009

industry benchmark factors by loan type to support the general allowance. You state that as a result of the new Policy Statement the banks changed their methodology to start with FDIC historical loss rate by loan type adjusted for qualitative factors. The qualitative factors to consider for adjusting loss factors to apply to groups of loans as listed in your response are clearly outlined on pages 17 and 18 in the July 2001 interagency Policy Statement on Allowance for Loan and Lease Losses. Please tell us and in future filings disclose why you did not consider these qualitative factors in determining loss rates prior to the issuance of the revised Policy Statement. Clearly describe how these qualitative and environmental factors were previously incorporated into your allowance for loan losses methodology so that when the banks changed their methodology the impact on the allowance for loan losses was not significant.

Response:

To clarify our previous response, prior to the December 2006 issuance of the interagency revised Policy Statement on the Allowance for Loan Loss, each of our banks did indeed consider the qualitative loss factors listed in the July 2001 interagency Policy Statement. When determining their respective allowance levels, the banks started by applying general reserve factors by loan type consistent with those widely used in the banking industry. The banks then made adjustments, if necessary, to the general allowance by analyzing the overall potential impact of qualitative loss factors on their particular bank. They did not apply specific rates for each of the individual qualitative loss factors (e.g. ten basis points for non-accrual trends, five basis points for management experience, etc.). On a quarterly basis, the banks would document the rationale behind changes to the allowance for loan loss in a memorandum which also discussed the overall impact of the qualitative factors. Generally, any adjustment as a result of the qualitative factors would be reflected by a change in the unallocated portion of the allowance. During the five year period from 2002 to 2006, the Company had cumulative net charge-offs of approximately $450,000 or less than 1 basis point of total loans outstanding. Given the relatively benign credit loss experience of our banks as well as the industry as a whole, qualitative adjustments to the general reserve had a fairly immaterial impact on the allowance for loan loss.

Upon adoption of the December 2006 Policy Statement, the banks changed their methodology to start with the FDIC historical loss rates by loan type, and then apply specific adjustments for each of the individual qualitative loss factors. Therefore, while qualitative loss factors were used under both the old and new methodologies, the critical change was using specific rates for each factor, and also documenting the rationale behind each rate assumption. We believe that our banks were in compliance with the appropriate regulatory guidance during each time period, and that the allowance for loan loss reported was in compliance with GAAP.

In future filings we will clarify that qualitative factors were also considered in the application of the old methodology when determining the loss rates.

3.	As a related matter, we note that your disclosure noted on page 45 of your December 31, 2007, Form 10-K that the unallocated component of your allowance for loan losses is based in part on management’s judgment of the effect of current and forecasted economic conditions on the borrowers’ abilities to repay. Considering forecasted economic conditions may suggest that you consider future events and conditions in determining your allowance for loan losses, which does not appear consistent with estimating probable losses incurred as of a financial reporting date

Mark Webb, Legal Branch Chief	March 6, 2009

consistent with GAAP. Please confirm to us and clearly disclose in future filings that management considers known relevant internal and external factors that affect loan collectability as of the financial reporting date in estimating probable losses incurred as of the financial reporting date.

Response:

We confirm that management does not consider forecasted economic conditions in determining the appropriate amount to be included in the unallocated portion of the allowance for loan losses; rather, management considers known relevant internal and external factors that affect loan collectability in estimating probable losses incurred as of the financial reporting date. Future filings will include this disclosure.

4.	We note your response to comment three of our letter dated February 6. 2009. In your response you indicate that the definition of fair value of OREO is the cash price that might reasonably be anticipated in a current sale (within 12 months), or should a current sale be unlikely, all cash flows generated by the property discounted to obtain the estimate of fair value. Please confirm to us and disclose in future filings that estimated costs to sell are also considered in determining the valuation allowance if these costs are expected to reduce the cash flows available to satisfy the loan.

Response:

We confirm that estimated costs to sell a property held in OREO are considered in determining the valuation allowance, if those costs are expected to reduce the cash flows available to satisfy the loan. This disclosure will be included in future filings.

*****

We hope this information is responsive to your questions. If you should have any additional questions concerning the enclosed matters, please do not hesitate to contact the undersigned at (617) 912-3949.

Sincerely,

/s/ David J. Kaye

David J. Kaye

cc:	Margaret W. Chambers,
General Counsel and Executive Vice President
Paul Lee, Esq.
Goodwin Procter LLP

4